Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated May 9, 2007

Relating to the Preliminary Prospectus Dated April 27, 2007

Registration Statement File No. 333-139556

Pinnacle Gas Resources, Inc.

May 9, 2007

Recent Natural Gas Prices

As noted in the information under the caption “Risk Factors—Risks Related to Our Business—The volatility of natural gas and oil prices could have a material adverse effect on our business” in our preliminary prospectus dated April 27, 2007 and included in Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-139556), lower natural gas prices can result in our having to make substantial downward adjustments to our estimated proved reserves and may also require us to write down, as a non-cash charge to earnings, the carrying value of our properties for impairments.

The CIG natural gas index price as of March 31, 2007 was $4.37 per Mcf.  If our results of operations for the three months ended March 31, 2007 were calculated using the March 31, 2007 price of $4.37 per Mcf, a write-down of approximately $15.8 million in the carrying value of our properties would be required.  Although any significant write-down would not impact cash flow from operating activities, it would reduce our income and would add to our net loss for the period.

We are permitted under the full cost accounting rules to use a price as of a date subsequent to March 31, 2007, and a higher price would reduce or eliminate the potential write-down.  As we are permitted to use the higher of the price as of March 31, 2007 and a date reasonably prior to the filing of the financial statements, any impairment reflected in the financial statements for the three months ended March 31, 2007 would not exceed approximately $15.8 million.  Since March 31, 2007, the CIG natural gas index has been significantly more volatile than, and had a wider-than-customary differential from, the NYMEX price index, with CIG prices as high as $6.96 per Mcf (April 13) and as low as $2.08 per Mcf (April 6), and with a high differential of $5.60 (April 3) and low of $0.964 (April 13).  The average CIG index futures price for 2008-2010 is approximately $7.41.  A CIG price on the relevant calculation date in excess of approximately $5.25 would result in a surplus value for, and therefore eliminate the need to write down our carrying value of, any of our properties for impairments.  We cannot at this time predict whether we will need to record any impairment, or the actual impairment that may be recorded, for the three months ended March 31, 2007.

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